John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

April 26, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File No. 811-21779

Definitive Proxy Statement on Schedule 14A

Dear Ms. Dubey:

This letter is in response to comments received via telephone from the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Notice of Special Meeting of Shareholders, Preliminary Proxy Statement and Form of Proxy Card (collectively, the “Proxy Materials”) filed on behalf of the Trust pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, on April 10, 2013. The Proxy Materials relate to the Special Meeting of Shareholders of the Asia Total Return Bond Fund (the Fund”), a separate series of the Trust, scheduled to be held on May 24, 2013 for the purpose of considering a change in the Fund’s diversification investment policy.

The Staff requested that we provide information regarding the Fund’s administrator pursuant to Item 22(a)(3)(i) of Schedule 14A. In response to this request, we have added a statement that the Fund’s investment adviser, John Hancock Investment Management Services, LLC, also provides administrative services to the Fund.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Proxy Materials, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Materials; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

April 26, 2013

The Trust, on behalf of the Fund, intends to file a definitive form of the Proxy Materials that will reflect the above response to the Staff’s comments on April 26, 2013. If you have any questions, please do not hesitate to contact me at (617) 663-2261.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary
John Hancock Funds II